Filed by Viacom Inc., pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Viacom Inc.

Commission File No.: 001-09553

On September 14, 2005, Leslie Moonves, Co-President and Co-Chief Operating Officer of Viacom Inc., used the below slides in connection with his presentation at the Merrill Lynch Media and Entertainment Conference.

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Leslie Moonves
CBS Corporation

Merrill Lynch
Entertainment and Media Conference
September 14, 2005

Cautionary Statement Regarding

Forward-Looking Statements

This presentation contains both historical and forward-looking statements. All statements, including business outlook, that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause the actual results, performance and achievements of Viacom to be different from any future results, performance and achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that Viacom does not currently view as material or that are not necessarily known. The risk factors set forth in Viacom’s previous news releases and filings with the Securities and Exchange Commission could affect future results, causing these results to differ materially from those expressed in Viacom’s forward-looking statements. The forward-looking statements included in this presentation are made only as of the date of the live presentation.

This presentation contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom intends to file a Registration Statement on Form S-4 with the SEC. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC when they become available, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain copies of these documents, and other documents containing information about Viacom, without charge at the SEC’s website at www.sec.gov.

Any other information relating to the presentation may be found at Viacom’s corporate website on the internet at www.viacom.com.

CBS Corporation [LOGO]

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CBS Corporation

Content and Technology

Content Rules!

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CBS Television Network

[LOGO]	CBS Television Network

The Premier Mass Media Brand and
America’s Most-Watched Network

•      2005: a year of historic viewership

•      #1 in all key demos

•                  #1 in Upfront sales

[LOGO] CBS New Season

#1 Network: Best positioned

•                  More returning hits

•                  6 new shows

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Criminal Minds

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Ghost Whisperer

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How I Met Your Mother

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Out of Practice

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Close to Home

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Threshold

Video Tape Recording: IMAGE PIECE
(2:30+/-)

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CBS Television Network

Video Tape Recording: GOLF GAG TAPE

(0:32)

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CBS Television Network

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CBS Thursday

CBS Rules the Biggest Night of Revenue!

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UPN [LOGO] [GRAPHICS]

Video Tape Recording: Everybody Hates Chris

3:05 cutdown

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CBS Television Stations

Television Stations

Independent
[LOGO]	21	[LOGO]	16	4

•                  Stations benefiting from successful performance of CBS and UPN networks

•                  Improved market outlook for 2006 and beyond

Syndication

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Syndication: The Leading Brands

37 shows in first run and syndication

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[LOGO] Paramount Television

[LOGO] Paramount Television

27 series on network and cable

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CBS Digital Media

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CBS Digital Media

CBS News.com

CBS SportsLine.com

CBS.com

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CBS Digital Media

CBS News.com

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CBS Digital Media

CBS SportsLine.com

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CBS Digital Media

CBS.com

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Digital Media Strategies

Extending Brand Value to Other Platforms

•                  Television Stations

•                  Radio

•                  Outdoor

•                  Publishing

More Revenue Streams

•                  Telephony

•                  Retransmission

•                  Multicasting

•                  New advertising opportunities

•                  VOD

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CBS Corporation

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Infinity Broadcasting [LOGO]

Radio	[LOGO]

•                  Strong cash flow and margins

•                  Premier properties in premier markets

•                  Investments lead to growth

Radio

Digital

•                  36 stations now streaming, adding 1 million new registered listeners

•                  New revenue booked since March totals $2 million+

Viacom Outdoor

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CBS Corporation [LOGO]

Financial Discipline

•                  Ensure that strong cash flow generation and return on invested capital fuel shareholder returns

•                  Deliver a significant portion of that free cash flow to shareholders in the form of dividends

•                  Allocate proper debt levels to meet operating strategies and cash flow needs

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CBS Corporation